SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)

                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F ___   Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press release dated November 7, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.


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         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION


              Frank Russell Company selects CGI for IT outsourcing contract


         Tacoma, Washington, November 7, 2002 - Information technology (IT) services firm, CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced that Frank Russell Company, a global investment services firm, has signed an eight-year contract for technology services valued at US$40 million (CDN$62.8 million). As part of the contract, CGI will manage networks, provide help desk services, desktop support services and manage Russell's Tacoma, Washington-based data center, leveraging CGI's Regina, Saskatchewan near-shore model. Through this agreement, some 1,300 Russell professionals worldwide will be served by CGI.

         "Working with CGI, we will be able to stay focused on the core competency of our investment process while benefiting from their expertise and best-of-breed technology services. CGI's global services in areas such as security and enterprise architecture will provide the thought leadership and strategic focus we were looking for in a service provider," said Jim Wallace, chief information officer of Frank Russell Company.

         Michael Roach, president and chief operating officer for CGI added: "We are extremely pleased to welcome Russell, a world leading investment management services company, as a CGI client. This win further underlines our strength and global capability in the financial services sector. In addition, it is another example of our near-shore delivery model and as a result Russell will benefit from the efficiencies and cost effectiveness of our Canadian base of operations."

         Some two hundred CGI professionals in Regina deliver a full range of information technology services, including a 7/24 data center and help desk services, to clients operating in manufacturing, financial services and government sectors. The center has existed for over 30 years.

         About Frank Russell Company
         Frank Russell Company, a global leader in multi-manager investment services, provides investment products and services in more than 35 countries. Russell manages $70 billion in assets and advises clients worldwide representing US$1.8 trillion. Founded in 1936, Russell is a subsidiary of Northwestern Mutual and is headquartered in Tacoma, Wash., with additional offices in New York, Toronto, London, Paris, Singapore, Sydney, Auckland and Tokyo.

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

         For more information:

         CGI:
         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-4803

         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date: November 7, 2002
                                         By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice-President
                                                    and Chief Corporate Officer
                                                    and Secretary